[redacted]

S[ECURITIES AND EXCHANGE] COMMISSION
[Washington, D.C. 20]549

08033244

Securities and Exchange Commission
RECEIVED
NOV 28 2008
Office of Compliance Inspection and Examinations

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SEC FILE NUMBER
8 - 51269

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTL Trading Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 East Central Parkway
(No. and Street)

Altamonte Springs (City) | Florida (State) | 32701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Minucci | (212) 751-4422 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) | Roseland (City) | New Jersey (State) | 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
DEC 19 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan Minucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTL Trading Inc., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

EDWARD TORRADO
Notary Public, State of New York
No. 01TO6149081
Qualified in Queens County
Commission Expires July 3, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTL TRADING, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2008

INTL TRADING, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
INTL Trading, Inc.

We have audited the accompanying statement of financial condition of INTL Trading, Inc. (the "Company") as of September 30, 2008. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of INTL Trading, Inc. as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 24, 2008

INTL TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2008

ASSETS	
Cash and cash equivalents	$ 8,766,117
Securities owned, at fair value	41,972,018
Receivable from clearing organization, net	1,130,733
Receivable from affiliated companies	149,835
Deposits with clearing organizations	104,173
Prepaid expenses and other assets	70,311
Other receivables	29,063
	$ 52,222,250
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 36,805,113
Accrued employee compensation	1,087,298
Accrued expenses	172,637
Income taxes payable to Parent	807,683
Payable to affiliated companies	763,422
Total liabilities	39,636,153
Stockholder's equity	
Common stock, $.01 par value, authorized 10,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	5,379,671
Retained earnings	7,206,416
Total stockholder's equity	12,586,097
Total liabilities and stockholder's equity	$ 52,222,250

See accompanying notes to financial statements.

1. Nature of operations

INTL Trading, Inc. ("the Company" or "INTL Trading") is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly-owned subsidiary of International Assets Holding Corporation ("the Parent"). On November 1, 2001, the Company began making markets in international equities and American Depository Receipts ("ADR's"). In January 2003 the Company began trading international bonds and fixed income securities. The Company also engages in corporate debt origination, structuring and distribution.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. on a fully disclosed basis.

2. Summary of significant accounting policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash deposits with clearing organization and foreign currency. Cash deposits with clearing organization consist of cash, foreign currency and money market funds stated at cost, which approximate fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

Foreign Currency

The value of foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2008. For foreign currency transactions completed during the fiscal year, the Company utilizes the foreign exchange rate in effect at the time of the transaction.

Financial Instruments

As of September 30, 2008, the carrying value of the Company's financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying values of securities owned and any securities and foreign currency sold, not yet purchased, approximate their fair values at September 30, 2008 as they are based on quoted market prices.

2. Summary of significant accounting policies (continued)

Valuation of Securities

Each listed security is valued at the last reported sale price on that day. Listed securities not traded on an exchange that day, and other securities, which are traded in the over-the-counter market, are valued at the market's current bid price for securities owned and current asked price for securities sold, not yet purchased. The value of a foreign security is determined in its functional currency on the exchange on which it is traded, which is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect following the close of the stock exchange in the country where the security is issued and traded.

Revenue Recognition

The revenues of the Company are derived principally from realized and unrealized trading income in securities purchased or sold for the Company's account. Realized and unrealized trading income (net dealer inventory and investment gains) are recorded on a trade date basis. The related clearing expenses are recorded on a trade-date basis as security transactions occur. Securities owned and securities sold, not yet purchased are stated at fair value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Fee income for structuring and arrangement of debt transactions is recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement. Interest income and expense are recorded on the accrual basis and dividend income and expense are recognized on the ex-dividend date.

Income Taxes

The Company files its Federal and state income tax returns in consolidation with the Parent. The amount of income tax expense allocated to the Company by the Parent represents Federal and State income taxes attributable to the income generated by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") 48, *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 on October 1, 2007 and did not record any cumulative effect adjustment to retained earnings as a result of this adoption. The Company recognizes potential interest and penalties as a component of income tax expense.

3. Net capital requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2008, the Company's net capital was approximately $1,500,000 which was approximately $500,000 in excess of its minimum requirement of $1,000,000. Its ratio of aggregate indebtedness to net capital was 6.69 to 1.

4. Income taxes

Income tax expense of $4,820,596 for the year ended September 30, 2008 represents Federal and state income taxes attributable to the Company's income reflected on the Parent's consolidated group tax filings.

	Current
Federal	$ 4,141,243
State	679,353
	$ 4,820,596

Total income tax expense for the year ended September 30, 2008 differed from the amounts computed by applying the U.S. Federal Income tax rate of 34% to income before income tax expense as a result of the following:

	Amount	% of pretax Income
Computed "expected" tax expense	$ 4,359,765	34.0 %
Increase in income tax expense resulting from:		
State income taxes, net of Federal income tax benefit	449,689	3.5 %
Meals and entertainment expenses not deductible for tax purposes	11,142	0.09 %
	$ 4,820,596	37.6 %

5. Related party transactions

Aggregate costs related to personnel of $10,585,819 for the year ended September 30, 2008, including certain employee benefit plans administered by the Parent, are allocated to the Company and charged monthly by the Parent. An affiliated company owns the physical assets that the Company uses in its day-to-day activities. Allocated costs related to the lease of these physical assets of $112,940, for the year ended September 30, 2008, were charged by the affiliated company.

In addition, the Company pays certain expenses on behalf of its affiliates which are reimbursed on a current basis.

6. Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased at September 30, 2008 consist of trading and investment securities at fair value as follows:

	Owned	Sold, not yet purchased
Common stock and American depository receipts	$ 6,956,460	$ 1,674,199
Foreign ordinary stock, paired with its respective American depository receipt	35,015,558	35,130,914
	$ 41,972,018	$ 36,805,113

7. Dividend expense, net

Dividend expense, net for the year ended September 30, 2008 is as follows:

Dividend income	$ 780,207
Dividend expense	(976,496)
	$ (196,289)

8. Receivable from clearing organization, net

At September 30, 2008, receivable from clearing organization consisted of the following:

Open transactions, net	$	1,328,756
Clearing fees and related charges		(198,023)
	$	1,130,733

9. Financial instruments with off-balance sheet risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2008 at fair values of the related securities (totaling $36,805,113). The Company will incur losses if the fair values of the securities increase subsequent to September 30, 2008.

10. Commitments and contingencies

The Company is obligated under various noncancelable operating leases for the rental of certain office equipment and services. Future aggregate minimum lease payments under noncancelable operating leases as of September 30, 2008 are approximately $136,000.

Rent expense associated with operating leases amounted to approximately $265,000 for the year ended September 30, 2008.

The Company clears its securities through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Broadcort") under a clearing agreement ("the Agreement") that was renewed with modified terms in September 2008 for at least an additional year expiring in December 2009. Henceforth, unless the Company gives Broadcort 90 days' notice of its intention not to renew the Agreement each year, the Agreement is automatically renewed for an additional one-year term. If the Company terminates the Agreement before the conclusion of the current term or any automatic renewal term, the Company will immediately owe Broadcort the greater of 1) the sum of all continuing minimum payments (currently $ 25,000 per month) through the end of the current term or automatic renewal term; or 2) the total value of the clearing deposit (currently $100,000) at the time of termination.

10. Commitments and contingencies (continued)

The Parent has a $35,000,000 revolving credit facility from a commercial bank for working capital purposes. The total facility is committed until December 31,2009. At September 30, 2008 the outstanding balance on the credit facility was $ 31,021,000. The Company has executed a limited guarantee in favor of the commercial bank. The total amount of the guarantee includes a Base Guarantee of $1,500,000 plus an Additional Guarantee equal to excess net capital existing at any time from the date on which an event of default occurs, less $500,000 and less the Base Guarantee amount. This contingent commitment at September 30, 2008 is equal to $7,000,839 ($1,500,000 Base Guarantee plus $5,500,839 Additional Guarantee).

Commencing on October 1, 2007 the Company agreed to pay dividends to the Parent on an ongoing basis. The total dividends paid for the year ended September 30, 2008 were $6,658,892.

11. Employee benefit plan

Effective January 1, 2003, the Parent implemented a Savings Incentive Match Plan for Employees IRA ("SIMPLE IRA") in which the Company participates. All employees are eligible to participate in the SIMPLE IRA upon the later of (a) the plan's effective date (January 1, 2003) or (b) the employee's date of hire. Eligible employees may elect to contribute up to a maximum of $10,500 ($13,000 if over age 50) for 2008. The Company is required to provide an employer match of the employee's elective deferral on a dollar-for-dollar basis not to exceed the lesser of 3% of the employee's compensation or $10,500 for 2008 ($13,000 if over age 50). Each employee is 100% vested in both the employee and employer contributions at all times. For the year ended September 30, 2008 the employer match was $136,374.

12. Concentrations

For the year ended September 30, 2008, four customers made up approximately 57% of the Company's customer trading ticket volume. Trading ticket volume is not directly indicative of trading profitability.

13. Subsequent Event

On November 21, 2008 the Company paid a dividend of $1,386,907 to International Assets Holding Corporation.

END